Exhibit 99.3

ACREAGE HOLDINGS, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Subordinate Shareholders”) of Class A subordinate voting shares (the “Subordinate Voting Shares”), the holders (the “Proportionate Shareholders”) of Class B proportionate voting shares (the “Proportionate Voting Shares”) and the holders (the “Multiple Shareholders” and, together with the Subordinate Shareholders and the Proportionate Shareholders, the “Shareholders”) of Class C multiple voting shares (the “Multiple Voting Shares”, and together with the Subordinate Voting Shares and the Proportionate Voting Shares, the “Acreage Shares”) of Acreage Holdings, Inc. (the “Company”) will be held at the offices of DLA Piper (Canada) LLP, 1 First Canadian Place, 100 King Street West, Suite 6000, Toronto, Ontario M5X 1E2, on June 19, 2019 at 10:00 a.m. (EDT) for the following purposes:

1.	to consider pursuant to an interim order of the Supreme Court of British Columbia dated May 17, 2019 (the “Interim Order”) and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “B” to the accompanying management information circular (the “Circular”), approving an arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (“BCBCA”) whereby, among other things, upon receipt of a final order of the Supreme Court of British Columbia approving the Arrangement and the satisfaction or waiver of all other conditions to the implementation of the Arrangement:

(i)	the Articles of the Company will be amended to, among other things, provide Canopy Growth Corporation (“Canopy Growth”) with the option (the “Canopy Growth Call Option”) to acquire all of the issued and outstanding Acreage Shares, subject to certain conditions more particularly described in the accompanying Circular, which Canopy Growth Call Option shall be deemed to be exercised in certain instances;

(ii)	Shareholders and certain other securityholders will receive an aggregate total payment of US$300 million (the “Aggregate Option Premium”) in respect of the grant of the Canopy Growth Call Option;

(iii)	upon the exercise or deemed exercise of the Canopy Growth Call Option, holders of Subordinate Voting Shares (following the mandatory conversion of all of the then outstanding Proportionate Voting Shares and Multiple Voting Shares in accordance with their terms into Subordinate Voting Shares) will receive 0.5818 of a common share in the capital of Canopy Growth (subject to adjustment in accordance with the circumstances described in the Circular) for each such Subordinate Voting Share; and

(iv)	Canopy Growth will acquire all of the issued and outstanding Subordinate Voting Shares not already beneficially owned, directly or indirectly, by Canopy Growth;

2.	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying Circular, to amend the Company’s omnibus incentive plan (the “Omnibus Incentive Plan”) to increase the total number of Subordinate Voting Shares issuable and reserved for issuance thereunder to 15% of the number of issued and outstanding Subordinate Voting Shares from time to time, on an as converted to Subordinate Voting Shares basis; and

3.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The full text of the plan of arrangement (the “Plan of Arrangement”) implementing the Arrangement and the Interim Order are attached to the Circular as Appendix “C” and Appendix “D”, respectively.

Information relating to the matters to be brought before the Meeting is set forth in the Circular which accompanies this Notice.

The board of directors of the Company (the “Acreage Board”) unanimously (with the exception of Kevin Murphy, who declared his interest and abstained) recommends that Shareholders vote FOR the Arrangement Resolution. It is a condition to the implementation of the Arrangement that the Arrangement Resolution be approved at the Meeting.

The Acreage Board fixed Monday, May 13, 2019, as the record date for the Meeting (the “Record Date”). Shareholders of record at the close of business on the Record Date are entitled to notice of the Meeting and to vote thereat or at any adjournment or postponement thereof on the basis of: (i) one vote for each Subordinate Voting Share held; (ii) 40 votes for each Proportionate Voting Share held; and (iii) 3,000 votes for each Multiple Voting Share held. To be effective, the Arrangement Resolution must be approved by: (i) at least 662/3% of the votes cast by Shareholders, present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and (ii) in accordance with Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61-101”), a majority of the votes cast by the holders of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares, present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class, excluding the votes cast by any “interested party”, any “related party” of an “interested party” or any “joint actor” (as such terms are defined in MI 61-101) (each, an “Interested Party”). Since all holders of Multiple Voting Shares are Interested Parties, the votes with respect to all of the Multiple Voting Shares will not be considered for purposes of determining whether “minority approval” (as defined in MI 61-101) has been obtained. The votes attaching to the Proportionate Voting Shares held by the Interested Parties will also be excluded for the purposes of determining whether “minority approval” has been obtained.

Registered Shareholders may attend the Meeting in person or may be represented by proxy. If you are a registered Shareholder and are unable to attend the Meeting in person, please exercise your right to vote by completing, signing, dating and returning the applicable accompanying form of proxy to Odyssey Trust Company, the transfer agent of the Company. To be valid, completed proxy forms must be signed, dated and deposited with Odyssey Trust Company using one of the following methods:

By Mail or Hand Delivery:	Odyssey Trust Company 323 – 409 Granville Street, Vancouver, BC V6C 1T2
Facsimile:	1.800.517.4553
By Internet:	https://www.shareholderaccountingsoftware.com/odyssey/pxlogin

Proxies must be deposited with Odyssey Trust Company not later than 10:00 a.m. (EDT) on Monday, June 17, 2019, or, if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned or postponed meeting. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice.

If you are unable to attend the Meeting, we encourage you to complete and return the enclosed form of proxy as soon as possible so that as large a representation as possible may be had at the Meeting. If a Shareholder receives more than one form of proxy because such holder owns Acreage Shares of different classes and/or registered in different names or addresses, each form of proxy must be completed and returned in order to ensure all Acreage Shares are voted.

Registered Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Acreage Shares in accordance with the provisions of the BCBCA as modified by the Plan of Arrangement, the Interim Order and the Final Order, as described in the accompanying Circular under the heading “Dissenting Shareholders’ Rights”. Failure to strictly comply with the requirements with respect to the dissent rights set forth in the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order may result in the loss of any right to dissent. Persons who are beneficial owners of Acreage Shares registered in the name of a broker, custodian, nominee or other intermediary and who wish to dissent must make arrangements for the Acreage Shares beneficially owned by them to be registered in their name prior to the time the written objection to the Arrangement Resolution is required to be received by Acreage or, alternatively, make arrangements for the registered holder of such Acreage Shares to dissent on their behalf.

If you are a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or other intermediary.

If you have any questions or require assistance, please contact Kingsdale Advisors, our strategic shareholder advisor and proxy solicitation agent, by telephone at 1-866-229-8651 toll-free in North America (1-416-867-2272 for collect calls outside of North America) or by e-mail at contactus@kingsdaleadvisors.com, or your professional advisor.

DATED at New York, New York this 17th day of May, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Kevin P. Murphy ”
Kevin P. Murphy
Chairman and Chief Executive Officer